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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-24267

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



02003150

RECEIVED FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
J.E. SHEEHAN & COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 FIFTH AVENUE
(No. and Street)

NEW YORK, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOMINIQUE A. BODEVIN 212-888-9020
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALAKOFF, WASSERMAN & PECKER, CPA, PC
(Name — *if individual, state last, first, middle name*)

ONE OLD COUNTRY ROAD, CARLE PLACE, NY 11514
(Address) (City) (State) (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Arf 4/4/2002

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, DOMINIQUE A. BODEVIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.E. SHEEHAN & COMPANY, INC., as of DECEMBER 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, DOMINIQUE A. BODEVIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.E. SHEEHAN & COMPANY, INC., as of DECEMBER 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

VICE-PRESIDENT

Title



Notary Public

TERENCE McCARTHY
NOTARY PUBLIC, State of New York
No. 01MC4767198
Qualified in New York County
Commission Expires Sept. 30, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.E. SHEEHAN & COMPANY, INC.
TABLE OF CONTENTS
DECEMBER 31, 2001

Malakoff, Wasserman & Pecker, C.P.A., P.C.
Certified Public Accountants
One Old Country Road, Carle Place, N.Y. 11514

Arnold M. Malakoff, C.P.A.
Clifford R. Wasserman, C.P.A., J.D.
Edward J. Pecker, C.P.A.

Telephone: (516) 741-5700
Fax: (516) 741-5779

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of

J.E. Sheehan & Company, Inc.

We have audited the accompanying statement of financial condition of J.E. Sheehan & Company, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.E. Sheehan & Company, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities *Exchange* Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malakoff, Wasserman & Pecker, CPA, P.C.

January 23, 2001

J.E. SHEEHAN & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	21,744
Marketable securities - at market value		230,656
Receivable from broker-dealer		14,847
Prepaid expenses		20,324
Equipment and improvements, net of accumulated depreciation of $47,755		22,698
Other assets		6,165
Total assets	$	316,434

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	927
Commitments and contingencies		
Stockholder's Equity:		
Common stock, $.05 par value; 1,000 shares, authorized, issued and outstanding		50
Additional paid-in capital		349,950
Retained earnings		(4,493)
		345,507
Less 56 shares of common stock in treasury, at cost		30,000
Total stockholder's equity		315,507
Total liabilities and stockholder's equity	$	316,434

See notes to financial statements.

J.E. SHEEHAN & COMPANY, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:		
Commissions	$	58,992
Gain on securities transactions, net		62,981
Interest and dividends		10,425
Investment advisory fees		157,600
Total revenues		289,998
Expenses:		
Compensation - Voting stockholder/officer		104,000
- Others		120,212
Payroll taxes		17,581
Employee benefits		20,104
Travel and promotion		87,123
Rent		48,499
Telephone		16,376
Office expenses		49,313
Professional and consulting fees		18,884
Depreciation		2,131
Subscriptions		13,236
Postage and messenger		1,119
Maintenance		4,873
Insurance		5,598
Total expenses		509,049
Loss before income taxes		(219,051)
Provision for income taxes		699
Net loss	$	(219,750)

See notes to financial statements.

J.E. SHEEHAN & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance - January 1, 2001	$ 50	$ 349,950	$ 215,257	$ (30,000)	$ 535,257
Net loss	0	0	(219,750)	0	(219,750)
Balance - December 31, 2001	$ 50	$ 349,950	$ (4,493)	$ (30,000)	$ 315,507

J.E. SHEEHAN & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net loss	$	(219,750)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation		2,131
(Increase) decrease in operating assets:		
Marketable securities		61,243
Receivable from broker-dealer		241,074
Prepaid expenses		(17,458)
Other assets		0
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(64,351)
Net cash provided by operating activities		2,889
Cash flows from investing activities:		
Purchase of equipment		0
Accrued expenses - purchase of equipment		2,628
Net cash provided by investing activities		2,628
Increase in cash		5,517
Cash - beginning of year		16,227
Cash - end of year	$	21,744

Supplemental cash flows disclosures:

Income taxes paid	$ 63,732

See notes to financial statements.

Note A - ORGANIZATION

J.E. Sheehan & Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Associates of Securities Dealers (NASD).

Note B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commissions

Commissions and related clearing expenses are recorded on a trade date basis.

Securities Transactions

Proprietary securities transactions are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Marketable securities are valued at market value.

Depreciation

Depreciation is provided by use of the Modified Accelerated Cost Recovery System (MACRS) pursuant to the Internal Revenue Code. Depreciation calculated under MACRS does not differ significantly from depreciation provided on the straight line basis.

Income Taxes

The Company has elected to be taxed as an "S" corporation for Federal and New York State corporation income tax purposes. Accordingly, the operations of the Company will not be subject to Federal or New York State corporation income taxes. The Corporation is, however, subject to taxes levied on its income by the City of New York.

Note C - RECEIVABLE FROM BROKER-DEALER

All customer transactions are cleared through another broker-dealer, Tradition Asiel Securities, Inc., on a fully disclosed basis. The amount receivable from broker-dealer relates to such transactions and is collateralized by securities owned by the Company.

Note D - COMMITMENTS

The Company entered into a lease for office space which expires on October 31, 2002. Future minimum payments under the lease are as follows:

Year	Amount
2002	$ 35,501

Note E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Sec Rule 15c33-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $261,707, which was $161,707 in excess of its required net capital of $100,000.

J.E. SHEEHAN & COMPANY, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Net capital	$	315,507
Deductions and/or charges:		
Nonallowable assets:		
Equipment and improvements		22,698
Prepaid expenses		20,324
Other assets		6,165
		49,187
Tentative net capital		266,320
Haircuts on securities		4,613
Undue concentration charge		0
Net capital		261,707
Minimum dollar net capital required		100,000
Excess net capital	$	161,707
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	927
Total aggregate indebtedness	$	927
Percentage of aggregate indebtedness to net capital		0.35%
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2001)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	249,566
Audit adjustments to record additional receivables and prepaid expenses		12,141
Net capital per above	$	261,707

J.E. SHEEHAN & COMPANY, INC.
MARKETABLE SECURITIES
December 31, 2001

Security	Number of Shares	Market Price	Market Value	HAIRCUT %	HAIRCUT Value	UNDUE CONCENTRATION CHARGE 10% of Tentative Net Capital	Excess Subject to Charge	Charge at 15%
Alliance Government Reserves	N/A	N/A	$ 230,656	2	$ $4,613	N/A	N/A	N/A

Malakoff, Wasserman & Pecker, C.P.A., P.C.
Certified Public Accountants
One Old Country Road, Carle Place, N.Y. 11514

Arnold M. Malakoff, C.P.A.
Clifford R. Wasserman, C.P.A., J.D.
Edward J. Pecker, C.P.A.

Telephone: (516) 741-5700
Fax: (516) 741-5779

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors of

J.E. Sheehan & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of J.E. Sheehan & Company, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5 (g)(i) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

(Continued)

SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Malakoff, Wasserman & Pecker, CPA, P.C.

January 23, 2002